Aron Izower	Reed Smith LLP
Direct Phone: +1 212 549 0393	599 Lexington Avenue
Email: aizower@reedsmith.com	New York, NY 10022-7650
Tel +1 212 521 5400
Fax +1 212 521 5450
reedsmith.com

January 19, 2017

Ms. Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Function (X) Inc.
Registration Statement on Form S-1
Filed December 20, 2016
File No. 333-215188

Dear Ms. Wray:

On behalf of Function(x) Inc. (the “Company”), we are writing to respond to the comments raised by the staff in a letter dated December 28, 2016, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on December 20, 2016 (the “Registration Statement”). In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission.

1.           Please revise the cover page to include disclosure regarding any concurrent offerings. In this regard, we refer to your resale registration statement on Form S-1 (File No. 333-213084), which was declared effective on December 6, 2016. Also consider whether risk factor disclosure regarding concurrent offerings and any resulting overhang is necessary. Such risk factor disclosure should specify number of shares that may be offered for resale in the concurrent registered offerings, indicating the number of such shares that are issuable upon exercise or conversion of other securities.

We have revised the cover page in response to the comment and have also added a risk factor on page ___.

2.           We note that you are registering the warrants and the common stock underlying the warrants to be issued to the representative of this offering in this Form S-1. Please revise the cover page to clearly reflect that you are seeking to register the offering of these Representative’s Warrants, in addition to the firm commitment public offering of your common stock.

We have revised the cover page in response to the comment.

Ms. Katherine Wray

January 19, 2017

3.           Please revise the cover page to disclose that your auditors have issued a going concern opinion.

We have revised the cover page to disclose the going concern opinion.

Use of Proceeds, page 30

4.           Please revise to disclose the approximate amount of proceeds intended for each specified purpose. Further, you indicate that you intend to use a portion of the proceeds to reduce of satisfy indebtedness. Please disclose the interest rate and maturity of such indebtedness to be repaid. See Item 504 of Regulation S-K and instruction 4 to Item 504.

We have revised the disclosure relating to the use of proceeds in response to the comment.

Part II Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

5.           You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that the company did not file a Form D with the Commission for any of these transactions.

The Company inadvertently failed to file a notice of sale on Form D in connection with the private placement and other equity issuances in 2016. On January 17, 2017, the Company filed notices of sale on Form D to reflect the private placement and other issuances in 2016. In connection with any applicable future transactions, the Company will promptly file all required notices of sales on Form D as required by Rule 503 of Regulation D.

Should you have any questions or comments regarding the response set forth herein, or require any additional information, please do hesitate to contact me at (212) 549-0393. Thank you for your time and attention.

Very truly yours,

/s/ Aron Izower

Aron Izower